210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Meets Primary Overall Statistical Endpoint
in U.S. Phase 2 Study of REOLYSIN® in Squamous Cell Lung Cancer

CALGARY, AB, March 28, 2013 --- Oncolytics Biotech Inc. (“Oncolytics” or the “Company”) (TSX:ONC) (NASDAQ:ONCY) today announced that it has met the primary overall statistical endpoint in its U.S. Phase 2 single arm clinical trial in patients with squamous cell carcinoma of the lung (SCCLC) using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel in patients with metastatic stage IIIB, or stage IV, or recurrent SCCLC who are chemotherapy naïve for their metastatic or recurrent cancer (REO 021).

The study is a two-stage design with a primary overall endpoint of objective tumor response rate. The Company saw a sufficient number of responses in the first stage of the study to proceed with enrollment in the second stage. A total of up to 36 patients were to be studied in the second stage. The primary endpoint was met if nine or more patients in both stages combined had a partial response (PR) or better, which yields a true response rate of 35% or more. This endpoint was met after 21 evaluable patients were treated on study, nine of which exhibited PRs, while a further nine showed stable disease (SD) and three, progressive disease (PD), for a response rate of 42.8% and a disease control rate (complete response (CR) + PR + SD) of 85.7%.

“We are pleased to have met the response rate endpoint, which builds on the data we announced from the first stage of this study,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Based on the positive data seen to date, we intend to conduct further studies in this indication.”

The secondary objectives of the trial, for which data has yet to be released, are to assess progression-free survival and overall survival for the treatment regimen in the study population; to determine the proportion of patients receiving the above treatment who are alive and free of disease progression at six months; and to assess the safety and tolerability of the treatment regimen in the study population.

About SCC Lung Cancer
The American Cancer Society estimates that in 2013, approximately 228,190 new cases of lung cancer will be diagnosed. Between 85% and 90% of all lung cancers are classified as non-small cell lung cancer (NSCLC); squamous cell carcinomas (SCC) account for 25-30% of all lung cancers. Lung cancer is by far the leading cause of cancer death among both men and women. There will be an estimated 159,480 deaths from lung cancer in the United States in 2013, accounting for around 27% of all cancer deaths. Lung cancer is the leading cause of cancer death, with more people dying each year of lung cancer than from colon, breast, and prostate cancers combined. For more information about SCC lung cancer, please go to www.cancer.org.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase II squamous cell carcinoma lung cancer trial, future trials in this indication, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com